EXHIBIT 99.5

Tri-States NGL Pipeline, L.L.C.
Index to Financial Statements

Page
Independent Auditor's Report	2

Financial Statements:
Balance Sheets	3
Statement of Operations	4
Statement of Cash Flows	5
Statement of Members' Equity	6
Notes to Financial Statements	7-11

EXHIBIT 99.5

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors of Tri-States NGL Pipeline, L.L.C.
Houston, Texas

We have audited the accompanying financial statements of Tri-States NGL Pipeline, L.L.C. (the “Company”), which comprise the balance sheet as of December 31, 2016 and the related statements of operations, cash flows and members’ equity for the year then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tri-States NGL Pipeline, L.L.C. as of December 31, 2016 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

 /s/ Deloitte & Touche LLP

Houston, Texas
March 1, 2017

EXHIBIT 99.5

Tri-States NGL Pipeline, L.L.C.
Balance Sheet
December 31, 2016
(in thousands of dollars)

Assets
Current assets
Cash and cash equivalents	$5,792
Accounts receivable - trade	3,095
Accounts receivable - related parties	369
Total current assets	9,256
Property, plant and equipment, net	123,546
Total assets	$132,802

Liabilities and Members’ Equity
Current liabilities
Accounts payable - trade	$372
Accounts payable - related parties	84
Accrued expenses payable	221
Accrued ad valorem taxes payable	1,779
Other accrued liabilities	103
Total current liabilities	2,559
Asset retirement obligations	1,117
Commitments and contingencies (see Note 6)
Members’ equity	129,126
Total liabilities and members’ equity	$132,802

The accompanying notes are an integral part of these financial statements.

EXHIBIT 99.5

Tri-States NGL Pipeline, L.L.C.
Statement of Operations
For the Year Ended December 31, 2016
(in thousands of dollars)

Transportation revenues
Related parties	$13,366
Third parties	26,787
Total revenues	40,153
Costs and expenses
Operating costs and expenses	6,499
Depreciation expense	5,720
General and administrative expenses	1,606
Total costs and expenses	13,825
Operating income	26,328
Net income	$26,328

The accompanying notes are an integral part of these financial statements.

EXHIBIT 99.5

Tri-States NGL Pipeline, L.L.C.
Statement of Cash Flows
For the Year Ended December 31, 2016
(in thousands of dollars)

Operating activities
Net income	$26,328
Reconciliation of net income to net cash flows provided by operating activities:
Depreciation expense	5,720
Effect of changes in operating accounts:
Decrease in accounts receivable - third parties	1,031
Increase in accounts receivable - affiliates	(369)
Decrease in prepaid expenses and other current assets	131
Decrease in accounts payable - third parties	(644)
Increase in accounts payable - affiliates	84
Increase in accrued expenses payable	221
Increase in accrued liabilities	30
Net cash flows provided by operating activities	32,532
Investing activities
Capital expenditures	(296)
Cash used in investing activities	(296)
Financing activities
Cash distributions to Members	(31,510)
Cash used in financing activities	(31,510)
Net change in cash and cash equivalents	726
Cash and cash equivalents, January 1	5,066
Cash and cash equivalents, December 31	$5,792

Supplemental disclosure of cash flow information
Capital expenditures included in accrued liabilities	$147

The accompanying notes are an integral part of these financial statements.

EXHIBIT 99.5

Tri-States NGL Pipeline, L.L.C.
Statement of Members’ Equity
For the Year Ended December 31, 2016
(in thousands of dollars)

	Enterprise Products Operating LLC (50%)	Enterprise NGL Pipelines LLC (33 1/3%)	Amoco Tri-States Pipeline Co. (--)	Emerald Midstream LLC (--)	American Midstream Emerald LLC (16 2/3%)	Total
Balance, January 1, 2016	$67,882	$45,253	$21,173	$—	$—	$134,308
Net income	13,128	8,751	1,339	507	2,603	26,328
Transfer of Member’s interest effective March 31, 2016	—	—	(21,052)	21,052	—	—
Transfer of Member’s interest effective May 1, 2016	—	—	—	(21,059)	21,059	—
Distributions to Members	(15,755)	(10,502)	(1,460)	(500)	(3,293)	(31,510)
Balance, December 31, 2016	$65,255	$43,502	$—	$—	$20,369	$129,126

The accompanying notes are an integral part of these financial statements

EXHIBIT 99.5

Tri-States NGL Pipeline, L.L.C.
Notes to Financial Statements

1. Company Organization and Description of Business

Tri-States NGL Pipeline, L.L.C. (“Tri-States”), a Delaware limited liability company formed in 1998, owns a 167-mile natural gas liquids (“NGL”) pipeline that extends from Mobile Bay, Alabama, to Kenner, Louisiana. Unless the context requires otherwise, references to “we,” “us,” “our” or the “Company” within these notes are intended to mean Tri-States.

At December 31, 2016, our membership interests were owned 50% by Enterprise Products Operating L.P. (“EPO”), 33.33% by Enterprise NGL Pipelines, L.L.C. (“ENGL”) and 16.67% by American Midstream Emerald, LLC (“AME”). AME acquired its member interest in us on April 27, 2016 (with an effective date of May 1, 2016) from an affiliate, Emerald Midstream, LLC (“Emerald”), which in turn acquired the member interest from Amoco Tri-States NGL Pipeline Company (“Amoco”) effective March 31, 2016. For their respective periods of ownership during 2016, EPO, ENGL, AME, Emerald and Amoco are referred to individually as a “Member” and collectively as the “Members.”

EPO currently serves as operator of the pipeline and provides operating, maintenance and repair, administrative and other services related to our business and affairs (see Note 5).

2. Summary of Significant Accounting Policies

Our financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Dollar amounts presented in the tabular data within these footnote disclosures are stated in thousands of dollars.

In preparing these financial statements, we have evaluated subsequent events for potential recognition or disclosure through March 1, 2017, the issuance date of the financial statements.

Cash and Cash Equivalents
Cash and cash equivalents represent unrestricted cash on hand and may also include highly liquid investments with original maturities of less than three months from the date of purchase.

Contingencies
Certain conditions may exist as of the date our financial statements are issued, which may result in a loss to us but which will only be resolved when one or more future events occur or fail to occur. Our management and legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to pending legal proceedings or unasserted claims that may result in such proceedings, our management and legal counsel evaluate the perceived merits of such matters including the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be recognized and the nature of the contingent liability would be disclosed in our financial statements.

If the assessment indicates that a loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss (if determinable), would be disclosed, if material.

Loss contingencies considered remote are generally not disclosed or recognized unless they involve guarantees that are material to us, in which case the nature of the guarantee would be disclosed.

We had no loss contingency matters requiring recognition or disclosure at December 31, 2016.

Environmental Costs
Our operations are subject to extensive federal and state environmental regulations. Environmental costs for remediation are

EXHIBIT 99.5

accrued based on estimates of known remediation requirements. Such accruals are based on management’s best estimate of the ultimate cost to remediate a site and are adjusted as further information and circumstances develop. Those estimates may change substantially depending on information about the nature and extent of contamination, appropriate remediation technologies and regulatory approvals. Expenditures to mitigate or prevent future environmental contamination will be capitalized. Ongoing environmental compliance costs are charged to expense as incurred. In accruing for environmental remediation liabilities, costs of future expenditures for environmental remediation are not discounted to their present value, unless the amount and timing of the expenditures are fixed or reliably determinable. There were no environmental remediation liabilities incurred as of December 31, 2016.

Estimates
Preparing our financial statements in conformity with GAAP requires us to make estimates that affect amounts presented in the financial statements. Our most significant estimates relate to (i) the useful lives and depreciation methods used for fixed assets; (ii) measurement of fair value and projections used in impairment testing of fixed assets; and (iii) revenue and expense accruals.

Actual results could differ materially from our estimates. On an ongoing basis, we review our estimates based on currently available information. Any changes in the facts and circumstances underlying our estimates may require us to update such estimates, which could have a material impact on our financial statements.

Fair Value Information
The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate their fair values based on their short-term nature.

Impairment Testing for Long-Lived Assets
Long-lived assets such as pipelines and facilities are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Long-lived assets with carrying values that are not expected to be recovered through future cash flows are written-down to their estimated fair values. The carrying value of a long-lived asset is deemed not recoverable if it exceeds the sum of undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the asset’s carrying value exceeds the sum of its undiscounted cash flows, a non-cash asset impairment charge equal to the excess of the asset’s carrying value over its estimated fair value is recorded. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at a specified measurement date. We measure fair value using market price indicators or, in the absence of such data, appropriate valuation techniques. No asset impairment charges were recognized during the year ended December 31, 2016.

Income Taxes
We are organized as a pass-through entity for federal income tax purposes. As a result, our financial statements do not provide for such taxes, and our Members are individually responsible for their allocable share of our taxable income for federal income tax purposes.

Property, Plant and Equipment
Pipelines and equipment are recorded at historical cost. Expenditures for additions, improvements and other enhancements to pipelines and equipment are capitalized, and minor replacements, maintenance, and repairs that do not extend asset life or add value are charged to expense as incurred. When pipelines and equipment assets are retired or otherwise disposed of, the related cost and accumulated depreciation is removed from the accounts and any resulting gain or loss is included in results of operations for the respective period.

Our pipelines and equipment are depreciated using the straight-line method, which results in depreciation expense being incurred evenly over the life of an asset. Our estimate of depreciation expense incorporates management assumptions regarding the useful economic lives and residual values of our assets

We have asset retirement obligations (“AROs”) related to pipeline right of way agreements. These obligations consist of estimated future costs of dismantlement, removal, site reclamation and similar activities associated with the retirement of pipeline and equipment assets. We recognize the fair value of a liability for an ARO in the period in which it is incurred and can be reasonably estimated, with the associated asset retirement cost capitalized as part of the carrying value of the asset. ARO amounts are measured at their estimated fair value using expected present value techniques. Over time, the ARO liability is accreted to its present value

(through accretion expense) and the capitalized amount is depreciated over the remaining useful life of the related long-term asset. We will incur a gain or loss to the extent that our ARO liabilities are not settled at their recorded amounts.

EXHIBIT 99.5

See Note 3 for additional information regarding our pipelines and equipment and related AROs.

Revenue Recognition
We recognize revenue when all of the following criteria are met: (i) persuasive evidence of an exchange arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the buyer’s price is fixed or determinable and (iv) collectibility is reasonably assured.

We provide pipeline transportation services to shippers and recognize the associated revenues when NGL volumes are delivered. The tariffs we charge for such services are regulated by the Federal Energy Regulatory Commission and various state regulations. The statutes applicable to such tariffs require the filing of “just and reasonable” tariff rates and the provision of nondiscriminatory service to shippers.

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update 606, Revenue From Contracts With Customers (“ASC 606”). The core principle in the new guidance is that a company should recognize revenue in a manner that fairly depicts the transfer of goods or services to customers in amounts that reflect the consideration the company expects to receive for those goods or services. In order to apply this core principle, companies will apply the following five steps in determining the amount of revenues to recognize: (i) identify the contract; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the performance obligation is satisfied. Each of these steps involves management’s judgment and an analysis of the contract’s material terms and conditions.

We are reviewing our revenue contracts in light of ASC 606; however, due to the early stage of this process, we are currently not in a position to estimate the impact the new guidance will have on our financial statements. We will adopt the new standard on January 1, 2018 using the modified retrospective method, which will require us to apply the new guidance to (i) all existing revenue contracts as of January 1, 2018 through a cumulative adjustment to equity for any differences between previously recognized revenues and the amount of revenue that would have been recognized under ASC 606 and (ii) all new revenue contracts entered into after January 1, 2018. Revenues presented for any comparative historical periods prior to 2018 would not be revised.

3. Property, Plant and Equipment

The historical cost of our property, plant and equipment and related accumulated depreciation were as follows at December 31, 2016:

	Estimated Useful Life in Years
Plant and pipeline facilities	30-32	$ 181,880
Transportation equipment	4	218
Construction in progress		370
Total		182,468
Less accumulated depreciation		58,922
Property, plant and equipment, net		$ 123,546

Depreciation expense was $5.7 million for the year ended December 31, 2016.

Asset Retirement Obligations
Property, plant and equipment includes $1.1 million of estimated asset retirement costs that were capitalized as an increase in the associated long-lived asset at December 31, 2016. Based on information currently available, we estimate that accretion expense related to our AROs will approximate $90 thousand to $120 thousand per year over the next five years.

EXHIBIT 99.5

4. Members’ Equity

As a limited liability company, our Members are not personally liable for any of our debts, obligations or other liabilities.

Income or loss amounts are allocated to Members based on their respective member interests (a standard allocation) and periods of ownership; however, a special earnings allocation is made to EPO and ENGL in connection with their participation in an expansion project in 2009. Earnings related to this expansion project are allocated 60% to EPO and 40% to ENGL. The following table is a reconciliation of our earnings allocation for the year ended December 31, 2016:

	EPO (50%)	ENGL (33 1/3%)	Amoco (--)	Emerald (--)	AME (16 2/3%)	Total
Standard allocation	$13,355	$8,903	$1,339	$507	$2,603	$26,707
Special allocation	(227)	(152)	--	--	--	(379)
Net income allocation	$13,128	$8,751	$1,339	$507	$2,603	$26,328

Cash contributions from and distributions to Members are also based on their respective membership interests.

Cash distributions (if any) are determined by our Board of Directors and paid to Members in accordance with their respective membership interests.

5. Related Party Matters

We earned $7.0 million and $6.3 million of related party revenues from performing NGL transportation services for EPO and affiliates of Amoco, respectively, during the year ended December 31, 2016. Related party amounts presented for Amoco and its affiliates reflect the three month period that Amoco was a Member. Amoco has continued to be a shipper on our pipeline since divesting its ownership interest to Emerald effective March 31, 2016.

EPO currently serves as operator of the pipeline and provides operating, maintenance and repair, administrative and other services related to our business and affairs. An affiliate of Amoco served as operator of our pipeline until September 30, 2016. We paid this affiliate $0.4 million for such services during the three month period ending March 31, 2016 that Amoco was a Member. EPO assumed operatorship on October 1, 2016 and received $0.3 million for such services during the fourth quarter of 2016.

The following table presents related party expense amounts for the year ended December 31, 2016:

Operating costs and expenses	$ 2,398
General and administrative costs	675
Total related party expenses	$ 3,073

6. Commitments and Contingencies

As part of our normal business activities, we may be subject to various laws and regulations, including those related to environmental matters. In the opinion of management, compliance with existing laws and regulations is not expected to have a material effect on our financial position, results of operations or cash flows.

Also, in the normal course of business, we may be a party to lawsuits and similar proceedings before various courts and governmental agencies involving, for example, contractual disputes, environmental issues and other matters. We are not aware of any such matters at December 31, 2016. If new information becomes available, we will establish accruals and/or make disclosures as appropriate.

EXHIBIT 99.5

7. Significant Risks

Credit Risk Due to Customer Concentration
The following table presents the percentage of our revenues by customer for year ended December 31, 2016:

Williams Energy Resources LLC and affiliates	49%
Amoco and affiliates	34%
EPO and affiliates	17%

Amoco and its affiliates was a related party for the period January 1, 2016 through March 31, 2016, the period that Amoco was a Member.

The loss of any of these customers or a significant reduction in the volumes transported by each party on our pipeline would have a material adverse effect on our financial position, results of operations and cash flows.

Nature of Operations
Our operations are within the midstream energy industry. As such, our financial position, results of operations and cash flows may be indirectly affected by changes in NGL commodity prices and changes in the relative price levels among other hydrocarbon products. In general, the prices of natural gas, NGLs, crude oil and other hydrocarbon products are subject to fluctuations in response to changes in supply, market uncertainty and a variety of additional factors that are beyond our control.

A significant decline in the volume of NGLs transported by our pipeline would adversely impact our profitability. Examples of factors that could result in a significant decline in the volume of NGLs transported include: long-term depressed prices for NGLs, a decrease in natural gas or crude oil exploration and development activities, lower demand for NGLs by the petrochemical, refining or heating industries due to general economic conditions, and other events. For example, a natural gas processing facility owned by EPO and located in Pascagoula, Mississippi experienced a fire in June 2016 that disrupted transportation volumes on our pipeline. Repairs to EPO’s Pascagoula plant were completed in December 2016 and the facility was returned to commercial service, and volumes on our pipeline have returned to approximately normal levels.

Insurance Risks
Our assets are located in south Louisiana, which is prone to tropical weather events such as hurricanes. If we were to experience a significant weather-related loss for which we were not fully insured, it could have a material impact on our financial position, results of operations and cash flows. Each Member is responsible for any loss or damage to our assets in proportion to its ownership interest.